John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

United States of America

Gold Fields Limited

Reg. 1968/004880/06

150 Helen Road, Sandown,

Sandton, 2196

Postnet Suite 252

Private Bag X30500

Houghton, 2041

South Africa

Tel  +27 11 562-9700

Fax  +27 86 720 2704

www.goldfields.com

July 8, 2019

By EDGAR

Dear Mr. Reynolds,

RE:	Gold Fields Limited

Form 20-F for the year ended December 31, 2018

Filed on March 29, 2019

File No. 001-31318

We refer to the comment letter (the “Comment Letter”) dated June 17, 2019 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2018 Form 20-F”) of Gold Fields Limited (“Gold Fields”). For your convenience, the comment is repeated below, prior to the response.

Engineering Comment

1	Further Information/Reserve Statement, page 68

Proven and probable reserves are disclosed for your Salares Norte, Cerro Corona, and Demang [sic] properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, C E Letton^, P Mahanyele-Dabengwa, R P Menell, S P Reid^, Y G H Suleman

^Australian, †British, #Ghanaian, ** Executive Director

Company Secretary: T L Harmse (Acting)

Response

Gold Fields acknowledges the Staff’s comment and wishes to advise the Staff that it has supplied the requested information regarding the materials designated as reserves at the properties noted above in the requested format to George K. Schuler, Mining Engineer under separate cover. If Mr. Schuler or other members of the Staff have any questions regarding our reserves, they should feel free to contact:

Tim Rowland

Vice President: Group Geology, Resource Estimation and Planning

Cell: 011 27 82 441 3181

Tel: 011 27 11 562 9919

Email: tim.rowland@goldfields.com

In the alternative, they should also feel free to contact Taryn Harmse (tel: 011 27 11 562 9724; email: taryn.harmse@goldfields.com) of Gold Fields or Thomas B. Shropshire, Jr. (tel: 011 44 20 7456 3223; email: tom.shropshire@linklaters.com) or John Stone (tel: 011 44 20 7456 2677; email: john.stone@linklaters.com) of Linklaters LLP.

Gold Fields hereby requests the return of the supplied supplemental information provided to the Staff pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

Supplemental Information

Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 562 9796 or via e-mail at pschmidt@goldfields.co.za.

Yours sincerely,

/s/ Paul Schmidt

Paul Schmidt

Chief Financial Officer

Gold Fields Limited

cc:	George K. Schuler, Securities and Exchange Commission

Pam Howell, Securities and Exchange Commission

Taryn Harmse, Gold Fields Limited

Thomas B. Shropshire, Jr., Linklaters LLP